Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Liberty Property Trust, Inc.

Commission File No.: 001-13130

The following communication was posted on www.prologis.com:

Prologis to Acquire Liberty Property Trust

Prologis announced on October 27 that it has entered into a definitive merger agreement with Liberty Property Trust by which Prologis will acquire Liberty in an all-stock transaction, valued at approximately $12.6 billion, including the assumption of debt.

The board of directors of Prologis and the board of trustees of Liberty have each unanimously approved the transaction. Currently expected to close in the first quarter of 2020, the transaction is subject to the approval of Liberty shareholders and other customary closing conditions.

“Liberty’s logistics assets are highly complementary to our U.S. portfolio and this acquisition increases our holdings and growth potential in several key markets,” said Prologis chairman and CEO Hamid R. Moghadam.

The transaction deepens Prologis’ presence in target markets such as Lehigh Valley, Chicago, Houston, Central PA, New Jersey and Southern California.

“Liberty’s high-quality logistics real estate will strengthen our portfolio as well as our customer roster,” noted Prologis chief investment officer Eugene F. Reilly.

Added Prologis chief financial officer Thomas S. Olinger, “The execution of this transaction is further evidence of the strength of Prologis’ balance sheet and will create significant additional capital from the future sale of the non-core assets. The combination of these portfolios will drive incremental Core FFO growth and long-term shareholder value.”

Further details about the transaction can be found here.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of Liberty (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Liberty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of http://ir.Prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by Liberty with the SEC may be obtained free of charge at Liberty’s website at the Investor Relations section of  https://ir.libertyproperty.com/sec-filings or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty by requesting them by mail from Investor Relations, 650 E. Swedesford Rd., Wayne, PA 19087.

Participants in the Solicitation

Prologis and Liberty and their respective directors, trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Shareholders. Information about Liberty’s trustees and executive officers is available in Liberty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Liberty as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.